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                              May 30, 2024

       Craig Ridenhour
       EVP, Business Development
       Atlas FinTech Holdings Corp.
       4030 Henderson Blvd., Suite 712
       Tampa, FL 33629

                                                        Re: Atlas FinTech
Holdings Corp.
                                                            AtlasClear
Holdings, Inc.
                                                            Schedule 13D Filed
by Atlas FinTech Holdings Corp. and AtlasBanc Holdings
                                                            Corp.
                                                            Filed April 24,
2024
                                                            File No. 005-94452

       Dear Craig Ridenhour:

                                                        We have reviewed the
above-captioned filing and have the following comments.

              Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

               After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your filing, unless otherwise indicated.

       Schedule 13D Filed April 24, 2024

       General

   1. We note the date of the event reported as requiring the filing of the Statement was
                                                        February 9, 2024. Rule
13d-1(a) of Regulation 13D-G requires the filing of a Schedule
                                                        13D within five
business days after the date beneficial ownership of more than five percent of a class of
equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the February 9, 2024
event date, the Schedule 13D submitted on April 24, 2024 was not timely filed. Please
advise us why the Schedule 13D was not filed within the required five business days after the
date of the acquisition.
   2. Please amend Item 2 of the Statement to include the present principal occupation or employment of each
Reporting Persons' executive officers and directors, such as Messrs.
 Craig Ridenhour
Atlas FinTech Holdings Corp.
May 30, 2024
Page 2
         Schaible and Ridenhour, and the name, principal business and address of any corporation or other organization in which such employment is conducted. See Instruction C within the "Special Instructions for Complying With Schedule 13D" and subsection (c) of Item 2 at Rule 13d-101 of Regulation 13D-G.
3. Please amend Item 4 of the Statement to include any plans or proposals which relate to or would result in the enumerated items listed in subsections (a)-(j) of
Item 4 of Schedule
         13D. To the extent no plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) exist, please affirmatively so state. See Instruction A within the
         "Special Instructions for Complying With Schedule 13D" at Rule 13d-101 of Regulation
         13D-G.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at
202-551-3266.



FirstName LastNameCraig Ridenhour                              Sincerely,
Comapany NameAtlas FinTech Holdings Corp.
                                                               Division of
Corporation Finance
May 30, 2024 Page 2                                            Office of
Mergers & Acquisitions
FirstName LastName